December 10, 2018

Christopher D. Maher
President and Chief Executive Officer
OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701

       Re: OceanFirst Financial Corp
           Registration Statement on Form S-4
           Filed December 6, 2018
           File No. 333-228698

Dear Mr. Maher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services